Annual Notice Dated May 1, 2026
SECUREPATHSM
Issued through
Transamerica Life Insurance Company

Separate Account VA Q
This Annual Notice Document (“Notice”) provides certain updated information about Your SecurePathSM, a flexible premium deferred variable annuity Policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA Q (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89353M750?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2011, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS
Administrative and Service Office - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499-0001, (800) 525-6205.
Annuitant - The person on whose life any annuity payments involving life contingencies will be based.
Annuity Commencement Date - The date upon which annuity payments are to commence. This date may be any date after the Policy Date and may not be later than the last day of the Policy month following the month after the Annuitant attains age 95. The earliest Annuity Commencement Date is at least thirty days after You purchase Your Policy. The Annuity Commencement Date may have to be earlier for qualified.
Excess Interest Adjustment - A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the Fixed Account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the Guaranteed Period Option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account - One or more investment choices under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Period Options — The various guaranteed interest rate periods of the Fixed Account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) - The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Date - The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value - On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
• premium payments; minus
• gross partial surrenders (partial surrenders minus Excess Interest Adjustments); plus
• interest credited in the Fixed Account; plus
• accumulated gains in the Separate Account; minus
• accumulated losses in the Separate Account; minus
• service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year - A Policy Year begins on the Policy Date and on each anniversary thereof.
Portfolio - The investment Portfolio underlying each variable sub-account in which we will invest any amounts the Owner allocates to that variable Subaccount.
Separate Account - Separate Account VA Q, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the Policies may be allocated.
Separate Account Value - The portion of the Policy Value that is invested in the Separate Account.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

Your Policy prospectus dated May 1, 2011, as supplemented, contains more information about the Policy’s features, benefits, and risks.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes.
If You elect the Life with Emergency Cash® annuity payment option, You may be subject to a surrender charge during the first four years after annuitization. The surrender charge is based on the adjusted Policy Value, not the premium payment and ranges from 4% to 0% after more than 4 years.
Example: If You make an early withdrawal under the Life with Emergency Cash® option, You could pay a surrender charge of up to $4,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.

If You withdraw or transfer money from a Guaranteed Period Option of the Fixed Account before the end of its term, the Insurance Company may apply an Excess Interest Adjustment, which may be negative. The adjustment reflects changes in interest rates since the time of deposit and may apply to full or partial surrenders, transfers, or annuitization from the Fixed Account.
Example: If You allocate $100,000 to a Fixed Account with a 5-year guarantee and withdraw the entire amount in year 2 when interest rates have increased by 3%, You could lose up to $3,052 of Your investment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.
Annuity Policy Fee Table and Expense Examples Expenses Excess Interest Adjustment
Are There Transaction Charges?
Yes.
Transfer Fee. The transfer fee, if any is imposed, applies to each Policy, regardless of how Policy Value is allocated among the investment choices. There is no fee for the first 12 transfers per Policy Year. For additional transfers, the Company may charge a fee of $10 per transfer.
Special Service Charge. We may deduct a charge for special services, such as overnight delivery.
Premium Taxes. Fees vary by state and currently range from 0% to 3.5% which are deducted upon surrender, annuitization or death benefit payout.
Annuity Policy Fee Table and Expense Examples Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples Expenses
	Annual Fee	Minimum	Maximum
	Base Policy[1]	0.65%
	Portfolio Company (fund fees and expenses)[2],3	0.54%	1.02%
	Optional Benefit Expenses (if elected)[4]	1.15%	2.25%
1As a percentage, annually, of Separate Account Value.
2As a percentage of net asset value.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of benefit base.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges.

	Lowest Annual Cost $1,213	Highest Annual Cost $3,929
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The value of Your investment will fluctuate based on the performance of the underlying investment options You choose. These options include various Subaccounts that invest in mutual fund Portfolios. If the investments perform poorly, Your Policy Value may decrease, and You could lose some or all of the money You invested.

You bear the entire investment risk for all amounts allocated to the Separate Account. There is no guarantee that the investment options will perform well, and You could lose the amount You allocate to them.
Summary Investment Choices - Selection of Underlying Portfolios
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for investors who need ready access to cash. It is designed for long-term financial planning, such as retirement savings. It offers tax-deferred growth, optional lifetime income benefits, and other features that are best suited for individuals who intend to hold the Policy for many years.
  Any withdrawals may be subject to surrender charges (specifically under the Life with Emergency Cash® option), any income tax on earnings and federal penalties if taken before age 59 ½.
  Any Fixed Account withdrawals may be subject to a negative Excess Interest Adjustment if withdrawn before the end of a guaranteed period which could reduce the amount You receive, especially if interest rates have risen since the time of deposit.
Summary The Fixed Account Access to Your Money
What are the Risks Associated with Investment Options?
Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.
  Transamerica reserves the right to eliminate or substitute any Portfolio if it becomes unavailable or inappropriate.
  New Subaccounts may be added, and existing ones may be removed at Transamerica’s discretion.
  An investment in this Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Policy.
  Each Portfolio, including the Fixed Account, has its own investment strategy, fees, and risk profile. The Fixed Account carries risk if You withdraw early, due to Excess Interest Adjustments.
Volatility Control Strategies
  One or more of the underlying fund Portfolios that may be designated investment options under each optional rider, in part, may include a volatility control strategy.
  Volatility control strategies, in periods of high market volatility, could limit Your participation in market gains; this may conflict with Your investment objectives by limiting Your ability to maximize potential growth of Your Policy Value and, in turn, the value of any guaranteed benefit that is tied to investment performance.
  You should carefully evaluate with Your financial adviser whether to invest in underlying fund Portfolios with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on Your investment objectives, Your Policy Value and the benefits under the riders.
You bear the full investment risk, and the value of Your Policy may decline based on the performance of the Portfolios You select. Some Portfolios may employ volatility control strategies, which can limit participation in market gains and may not align with all investment objectives.
You should carefully review the prospectuses of the available Portfolios to understand their objectives, risks, and fees.
Investment Choices Performance The Annuity Policy
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to Transamerica Life Insurance Company, the issuing insurance company. Any obligations, guarantees, or benefits under the Policy-including those associated with the Fixed Account-are subject to the claims-paying ability of Transamerica. If the insurance company were to become insolvent or otherwise unable to meet its financial obligations, You could lose some of all of the benefits provides under the Policy.

Transamerica is required by state insurance regulators to maintain sufficient reserves and capital to meet its obligations. However, like all insurers, it is exposed to risks such as investment losses in its genera account, market volatility, changes in interest rates and broader economic conditions.

You can request more information about Transamerica’s financial strength, including our financial strength ratings, by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - Transamerica Life Insurance Company Other Information - Financial Condition of the Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes.
  Transamerica reserves the right to impose a charge for transfers in excess of 12 transfers per Policy Year.
  Transamerica reserves the right to limit transfers in circumstances of market timing or disruptive trading.
  The Fixed Account option may not be available for investment depending on when You applied for Your Policy and when it was issued. Transamerica also reserves the right to refuse any premium payment or transfer into the Fixed Account.
  Transamerica reserves the right to remove or substitute the Portfolios that are available as Investment Options under the Policy.
  Transamerica also reserves the right to add or eliminate Subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change.
Investment Choices
Are There any Restrictions on Policy Benefits?
Yes. Certain optional benefits limit or restrict the Investment Options that You may select under the Policy. We reserve the right to change these restrictions in the future.
Guaranteed Lifetime Withdrawal Benefit (GLWB) Income Select for Life Rider
  Only available during the accumulation phase and requires allocation of 100% of Policy Value to designated investment options.
  Withdrawals exceeding the Maximum Annual Withdrawal Amount (MAWA) are considered excess withdrawals. These withdrawals reduce the total withdrawal base (TWB) and minimum remaining withdrawal amount (MRWA) by the greater of the dollar amount of the excess withdrawal or a pro rata amount based on the reduction in Policy Value.
  Excess withdrawals may eliminate the rider’s guarantees.
  The rider terminates upon annuitization, death of the Annuitant (or spouse if joint life), assignment of the Policy or if Policy Value is reduced to zero due to excess withdrawals.
  Initial Payment Guarantee (IPG)
  Only applies to variable annuity payments and is irrevocable once elected at annuitization.
  Payments are adjusted annually but will not fall below a guaranteed minimum and can’t be canceled or modified after election.
  Life with Emergency Cash® Option
    Allows partial or full surrenders during the income phase and is subject to a surrender charge of up to 4% for the first four years after annuitization.
    Partial surrenders reduce future annuity payments pro rata.
  Modifications by the Insurance Company
  Transamerica reserves the right to change or terminate optional benefits under specific conditions, eliminate or substitute investment options, refuse or limit premium payments or transfer and to modify fees for optional benefits at the time of election.
In some cases, a benefit may not be available through all financial intermediaries or all states. For more information on the options available for electing a benefit, please contact Your financial intermediary or our Administrative Office.
Expenses Purchase - Allocation of Premium Payments Investment Choices - Addition, Deletion, or Substitution of Investments
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
  You will generally not be taxed on increases in the value of Your Policy until they are withdrawn. Earnings on Your Policy are taxed at ordinary income tax rates when withdrawn, and You may have to pay a penalty tax if You take a withdrawal before age 59 ½.
  If You purchase the Policy as an individual retirement account or through a tax qualified plan, You do not get any additional tax benefit since the plan already provides tax deferral.
  Consult with a tax adviser to understand how the Policy affects Your personal tax situation.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. This compensation may be paid in various forms, including:
  Commissions that are paid to broker dealers and their representatives for selling the Policy.
  Revenue Sharing where payments made by fund managers or affiliates to the distributor or selling firms for marketing support and access to distribution networks.
  Compensation from affiliates and third parties that includes promotional incentives such as cash bonuses, gifts, meals, and other non-cash benefits.
  All of these payments may be based on factors such as the volume of sales, assets under management and participation in marketing programs or conferences.
Investment professionals may have a financial incentive to recommend or offer this Policy over other investment options due to the compensation they receive. You should consider asking Your investment professional about any compensation arrangements that may influence their recommendation.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information – Distribution of the Policies
Should I Exchange My Policy?
Before exchanging Your Policy, You should carefully compare the features, fees and benefits of both Policies. You should be aware of any surrender charges or penalties for terminating Your current Policy and know whether the new Policy better meets Your financial goals.

You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not simply better for the person trying to sell You this Policy.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing annuity Policy for a new one. This is because they may receive new commissions or other compensation for the sale.

Other Information – Distribution of the Policies

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89353M750?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.54%	3.81%	2.91%	1.72%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2011, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-110049
EDGAR Contract Identifier No. is #C000018020